CODE OF BUSINESS CONDUCT AND ETHICS

Extracted from Compliance Manual

MARCH 1, 2017

All contents of the Compliance Manual, including “The Code of Ethics,” is the property of Reynders, McVeigh Capital Management, LLC (“RMCM”) and must be returned to RMCM should an employee’s association with RMCM terminate for any reason. The contents of the compliance manual are confidential and should not be revealed to third parties without prior consent from the chief compliance officer.

3.1	Purpose and Scope

In accordance with Rule 204A-1 under the Advisers Act, Reynders, McVeigh has adopted the Code of Business Conduct and Ethics (the “Code of Ethics”). The Code of Ethics establishes high ethical standards, which are essential for the success of the Firm and for maintaining the confidence of its clients. In specific, the Code of Ethics addresses: 1) improper personal trading by Access Persons; 2) improper use of material non-public information by the Firm or its employees; 3) identifying conflicts of interest; and 4) resolution of actual or potential conflicts.

The Code of Ethics applies to all Employees. Certain matters, such as personal securities trading, also apply to the Immediate Family. Furthermore, Employees may not do indirectly through a family member what they cannot do directly themselves. Therefore, all references in the Code of Ethics to the Firm’s directors, officers, and employees include such individuals, as well as, where appropriate, their immediate families.

While the Code of Ethics does not address every possible situation that may arise, Employees are responsible for exercising good judgment, applying ethical principles, and bringing potential violations of the Code of Ethics to the attention of the CCO. To this end, Employees shall read and understand the Code of Ethics of Ethics and uphold the standards in the Code of Ethics in their day-to-day activities at the Company.

3.2	General Principles

3.2.1	Corporate Conduct

Reynders, McVeigh acknowledges the following general standards of corporate conduct:

○	To act in accordance with applicable Federal and state laws and regulations;

○	To provide products and services designed to help clients achieve their financial goals;

○	To provide employment opportunities without regard to race, color, sex, pregnancy, religion, age, national origin, ancestry, citizenship, disability, medical condition, marital status, sexual orientation, veteran status, political affiliation, or any other characteristic protected by federal or state law; and

○	To support the communities in which the Firm operates.

3.2.2	Individual Conduct

Employees of Reynders, McVeigh acknowledge the following general principles on individual conduct:

○	To comply with the Code of Ethics and all applicable Federal and state laws and regulations;

○	To place the fiduciary obligation owed to clients first and foremost and before the interests of the Firm or themselves;

○	To adhere to the highest standards of ethical conduct;

○	To maintain the confidentiality of all information obtained while employed with the Firm;

○	To conduct security and monetary transactions in a manner that avoids the actual, or appearance of, conflicts of interest or abuses of an Employee’s position of trust and responsibility;

○	To avoid actions or activities that create, or appear to create, a conflict of interest between the Employee and the Firm and/or that bring into question an Employee’s independence or judgment; and

○	To alert the CCO of any issues reasonably believed to place the Firm at risk.

Adherence to the Code of Ethics and its related restrictions is considered a basic condition of employment at Reynders, McVeigh.

3.2.3	Competition and Fair Dealing

The Firm seeks to maintain its reputation and track record in a fair and honest manner. The Firm seeks competitive advantages through superior performance, not through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Employee of the Firm should endeavor to respect the rights of and deal fairly with the Firm’s clients, customers, vendors, suppliers, and competitors. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair dealing practice. Employees should not falsely disparage or make unfair negative comments about competitors or their products and services. Negative public statements concerning the conduct or performance of any former employee of the Firm should also be avoided.

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3.2.4	Acknowledgment and Certification

Reynders, McVeigh provides an electronic copy of the Code of Ethics, and any subsequent amendments, to each Employee upon hiring and annually thereafter through Compliance ELF. Each Employee must carefully read the Code of Ethics and use Compliance ELF to acknowledge that he or she received, read, understands and agrees to comply with the Code of Ethics. Further, at the time of acknowledgment, each Employee also attests to the understanding that a violation of any provision of the Code of Ethics is grounds for disciplinary actions, up to and including termination of his or her position with the Firm.

3.3	Prohibited Activities

Reynders, McVeigh prohibits Employees from participating in the following actions and activities:

1)	Rebating, directly or indirectly, to any person, firm or corporation any part of the compensations received from Reynders, McVeigh as an Employee; and

2)	Accepting, directly or indirectly, from any person, firm, corporation or association, other than Reynders, McVeigh, compensation of any nature as a bonus, commission, fee, gratuity or other consideration in connection with any transaction on behalf of the Firm or a Client Account.

3.4	Outside Activities

Employees may not engage in activities that create, or appear to create, conflicts of interest or otherwise may jeopardize the integrity or reputation of Reynders, McVeigh. In addition to the outside activities that require pre-approval listed below, Employees should promptly report to the CCO any other circumstances arising that may create, or appears to create, a conflict of interest or otherwise may jeopardize the integrity or reputation of the Firm or its clients.

3.4.1	Pre-Approval

Employees must receive prior approval from the CCO before engaging in any of the following activities outside of Reynders, McVeigh:

●	Employment, teaching assignments, lectures, publication of articles, or media appearances (such as radio, television, or podcast interviews);

●	An executive or control position (e.g. officer, director, manager, managing member, general partner) where the Employee is in the position to control or influence investable assets; and

●	Any other situations or circumstances arising that may create, or appears to create, a conflict of interest or otherwise may jeopardize the integrity or reputation of Reynders, McVeigh and its clients.

To request pre-approval, Employees must complete the Outside Activity Approval Form (Appendix A) on Compliance ELF. The CCO may require full details concerning the outside activity including the number of hours involved and the compensation to be received. Furthermore, all Employees complete the Activities and Relationships Disclosures Questionnaire (Appendix B) on Compliance ELF annually, which includes questions regarding outside employment.

3.4.2	Immediate Family

Although the Firm does not require pre-approval of the outside activities undertaken by an Employee’s Immediate Family, an Employee must contact the CCO if he or she believes that outside activities by their Immediate Family creates, or appears to create, a conflict of interest or otherwise may jeopardize the integrity or reputation of Reynders, McVeigh, its affiliates or clients.

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3.5	Gifts and Entertainment

The ability to maintain and enhance business relationships with counter-parties and service providers is critical to promoting the interests, trading strategies and business objectives of Reynders, McVeigh. Reynders, McVeigh’s business relationships are built on mutual trust between the parties, customary business practices, ethical standards and common sense. It is the responsibility of all employees and managers to ensure that Reynders, McVeigh’s business relationships are based upon these principles and to avoid actual or undue appearance of impropriety or conflicts of interest involving Reynders, McVeigh. In order to facilitate this policy, the Firm has developed these guidelines to assist Employees in maintaining and enhancing Reynders, McVeigh’s business relationships.

3.5.1	Business Entertainment, Trips and Conferences

Participation in business entertainment is an acceptable customary business development practice; however, employee participation should be customary and appropriate under the circumstances. In addition, the following provisions apply:

a.	Entertainment should not be frequent or extravagant so as to raise any question of impropriety or conflicts of interest;

b.	Employees may not directly or indirectly accept or request any free tickets to any entertainment from counter-parties or service providers where the counter-party or service provider is not in attendance.

c.	The Firm allows participation in business dinners, entertainment, sporting or cultural events (collectively “entertainment”) with counter-parties or service providers in attendance at the function if business will be discussed and the business relationship will be developed and promoted at such events;

d.	Employees and their families may accept entertainment sponsored by counter-parties or service providers that are for the general benefit of a counter-party’s or service provider’s clients, such as Reynders, McVeigh, even though representatives of the counter-party or service provider do not specifically sit with the Reynders, McVeigh employee at the function.

Invitations to participate in trips (due diligence of companies, etc.) or conferences sponsored by counter-parties or service providers are generally acceptable provided that the trip or conference relates to Employee’s job responsibilities and are reasonable under the circumstances. In addition, the following provisions apply:

a.	Once approved by Compliance, Reynders, McVeigh and not the counter-party or service provider must assume the cost of the trip/conference. The cost includes transportation expenses, the employee’s hotel accommodations, meals and out-of-pocket expenses, except for business entertainment during the trip or conference that follows the entertainment guidelines set out above.

b.	Trips or ‘conferences’ hosted by counter-parties or service providers that would be considered more of a ‘vacation’ (such as ski or fishing trips) are generally discouraged. If Employees do attend such a trip or ‘conference’, they should pay their own expenses, including travel, hotel accommodations and miscellaneous expenses.

3.5.2	Gifts

Receipt of gifts from counter-parties and service providers creates the potential for conflicts of interest. Consequently, employees are generally prohibited from accepting gifts, favors or other inducements, except for common business courtesies and other gifts with a value of less than $100 per year from a counter-party or service provider (and/or their respective employees). In addition, the following provisions apply:

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●	Employees may accept:

i.	Usual and customary token, promotional or advertising items of merely nominal value (such as calendars, restaurant guides, hats, pens or other items market with a company logo);

ii.	Gifts received on behalf of Reynders, McVeigh (i.e., not addressed to a specific Employee) and that are shared with Employees (e.g., gift baskets or lunches);

iii.	Gifts related to commonly recognized personal events (e.g., births, weddings, retirements or funerals) that are paid for personally by the giver (e.g., not paid or reimbursed by Reynders, McVeigh or the party’s employer);

●	Receipt of all other gifts from counter-parties and service providers, including holiday gifts, cash or cash equivalents (i.e. gift certificates and gift cards) are prohibited.

●	No Reynders, McVeigh employee may solicit, directly or indirectly, any gift from a current or potential counter-party or service provider.

●	The Firm generally prohibits Employees from sending gifts to counter-parties or service providers as it creates the potential for conflicts of interests. If unique circumstances suggest that a modest gift may be appropriate, the situation must be reviewed and pre-approved by Compliance.

●	Providing certain types of gifts or inducements to domestic or foreign government officials can create the appearance of an improper activity and, in some instances, may constitute a crime. Accordingly, the Firm prohibits Employees from providing gifts to any government official.

3.5.3	Notification and Approval Process

Business Entertainment, Gifts and Conferences

Prior to accepting an invitation for entertainment, each Employee who would be in attendance must complete the Business Entertainment Notification form (Appendix C) on the Compliance ELF. Compliance will consider the appropriateness of the entertainment, trip, or conference in relation to the employee’s job responsibilities, the business relationship between the service provider/counter-party and Reynders, McVeigh and the frequency of the employee’s participation in such events, and approve or deny the activity. While the Firm does not impose a maximum value on entertainment outings, a description of the circumstances surrounding any activity valued in excess of $250 must be provided on Compliance ELF, and will be reviewed by Compliance.

Gifts

Employees must complete a Notification of Gifts or Favors (Appendix D) form on Compliance ELF upon the receipt of any gift, except for those gifts that are usual and customary tokens, promotional or advertising items of merely nominal value (such as calendars, restaurant guides, hats, pens or other items market with a company logo). Upon review, Compliance may instruct an employee return the gift to its giver if Compliance deems the gift inappropriate or if the gift creates a conflict of interest or the appearance of a conflict of interest.

3.6	Political Contributions

3.6.1	Pay to Play Rule

Employees are prohibited from making political contributions for the purpose of obtaining or retaining advisory contracts with government entities (known as “pay to play”). Rule 206(4)-5 of the Advisers Act is designed to curtail the influence of “pay to play” practices by investment advisers with respect to government entities, including all state and local governments, their agencies and instrumentalities, and all public pension plans and other collective government funds.

If Reynders, McVeigh is ever deemed to have made a political contribution to an elected official who is in a position to influence the selection of the Firm as an investment adviser, then the Firm will be prohibited from receiving compensation from such government entity for a period of two (2) years following the date of such political contribution. This includes both direct fee compensation (from a separately managed client) and compensation stemming from a government entity’s investment in a private investment fund for which the Firm provides investment advisory services.

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Political contributions subject to this policy include ALL political contributions to incumbents, candidates or successful candidates for elective office of a government entity and to state and local political parties, political action committees and any other political organizations exempt from federal income taxes under Section 527 of the Internal Revenue Code. This includes contributions to a candidate for federal office who is a state or local official at the time of the contribution (e.g., a state governor running for U.S. Senate).

Rule 206(4)-5 defines a government entity as any state or political subdivision of a state, including: (a) any agency, authority, or instrumentality of the state or political subdivision; (b) a pool of assets sponsored or established by the state or political subdivision or any agency, authority or instrumentality thereof, including, but not limited to a “defined benefit plan” as defined in section 414(j) of the Internal Revenue Code (26 U.S.C. §414(j)), or a state general fund; (c) a plan or program of a government entity; and (d) officers, agents, or employees of the state or political subdivision or any agency, authority or instrumentality thereof, acting in their official capacity.

Rule 206(4)-5 defines a “contribution” to include a gift, subscription, loan, advance, deposit of money or anything of value made for the purpose of influencing an election for a federal, state or local office, including any payments for debts incurred in such an election. It should be noted that rule 206(4)-5 contains certain exceptions to the two year time out for the following de minimis contributions:

●	Aggregate political contributions of $350 or less (per election) for candidates or officials for whom the Employee is entitled to vote; and

●	Aggregate political contributions of $150 or less (per election) for candidates or officials for whom the Employee is not entitled to vote.

Since the Firm does not and has no plans to provide investment advisory services to, or accept investments from, government entities at this time and has not done so in the past, the requirements set forth in Advisers Act Rule 206(4)-5 and the related record-keeping requirements set forth in Adviser Act Rule 204-2(a)(18) are currently inapplicable to the Firm. To the extent the Firm seeks to accept investments from “government entities” in the future, the Firm will expand the procedures set forth herein, as appropriate to ensure that Firm is fully compliant at all times with all relevant aspects of Advisers Act Rule 206(4)-5.

3.6.2	Pre-Approval

All employees must complete a Political Contribution Approval form (Appendix E) on Compliance ELF prior to making a political contribution. Further, all employees are required to complete the Political Contribution Disclosure questionnaire (Appendix F) annually on Compliance ELF.

3.6.3	Immediate Family

While contributions by an Employee’s family members are generally not covered under the rule, Rule 206(4)-5 and Section 208(d) of the Advisers Act prohibit doing anything indirectly which would be prohibited if done directly. For this reason, the Firm also requires preapproval for and annual reporting on political contributions made by Employee’s Immediate Family.

3.7	Protection of Material, Non-Public Information

An employee who trades securities while in the possession of material, non-public information, or improperly communicating that information to others, will face severe penalties. The Firm may impose disciplinary actions, which may include termination of employment. Criminal sanctions may include fines of up to $1 million and/or ten (10) years imprisonment. The SEC may recover the profits gained or losses avoided through the illegal trading and issue an order permanently barring the Employee from the securities industry. Finally, the employee may be sued by investors seeking to recover damages for insider trading violations.

Insider trading laws provide for penalties for “controlling persons” of individuals who commit insider trading.

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Accordingly, under certain circumstances, a supervisor of an associated person or employee who is found liable for insider trading may also be subject to penalties. Furthermore, the Firm could be subject to the following penalties in the event an employee is found liable for insider trading: a) civil penalties of up to the greater of $1 million or three times the amount of the Employee’s profits gained or losses avoided for each violation; b) Criminal fines of up to $2.5 million per violation; and c) restrictions on the Firm’s ability to conduct certain of its business activities.

3.7.1	Policy on Insider Trading

Employees may not trade, personally or on behalf of others (such as investment funds and Client Accounts managed by the Firm), while in possession of material, non-public information. Employees may not communicate material, non-public information to others outside of the Firm. Furthermore, employees may not communicate material, non-public information to anyone except individuals who are entitled to receive it in connection with the performance of their responsibilities for the Firm. Any such communication with third parties must be approved by the CCO.

It is the policy of the Firm to require all associated persons to provide the Firm with a list of all affiliations either directly or indirectly with any publicly registered companies. The listing of affiliations shall include the name of the company, the nature of the affiliation, the percentage (%) ownership (either direct or indirect), and the date in which the affiliation first existed. In addition, Employees must complete the Activities and Relationships Disclosure (Appendix B) questionnaire on Compliance ELF annually, which includes questions regarding affiliations with companies.

As described herein, the Firm shall also require all accounts owned directly or indirectly by each associated person of the Firm to be uploaded to Compliance ELF through the New Brokerage Account Notification form (Appendix G). Opening positions and subsequent trading in such accounts shall be reviewed quarterly by the CCO or her designee.

3.7.2	Definition of Material, Non-public Information

Meaning of “Material Information”

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision with respect to the subject entity. Generally, this includes any information the disclosure of which will have a substantial effect on the price of a company’s securities. For example, information that the Firm is considering whether to buy or sell a publicly traded security of a company or is going to make a trade or has just made a trade of that security should be treated as material information.

Material information often relates to a company’s results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Prepublication information regarding reports in the financial press also may be material.

No simple test exists to determine when information is material. An assessment of materiality involves a custom-designed line of inquiries. If you are uncertain as to whether certain information is material, you should consult with the CCO prior to making any comment to a third party.

Meaning of Non-public Information

“Non-public information” is information that is not generally available to the investing public. Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the SEC or some other government agency or some publication of general circulation and after sufficient time has passed so that the information has been disseminated widely.

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If the information is not available in the general media or in a public filing, it should be treated as non-public. Employees that are uncertain as to whether certain information is non-public should consult with the CCO prior to making any comment to a third party.

3.7.3	Identifying Inside Information

Before executing any trade, whether personal or advisory, the Employee must determine whether he or she has access to material, non-public information. If an employee thinks that he or she might have access to material, non-public information, the employee should take the following steps:

1)	Report the information and proposed trade immediately to the CCO;
2)	Do not purchase or sell the securities, including investment companies or private accounts managed by the Firm;
3)	Do not communicate the information inside or outside the Firm other than to the CCO;
4)	After the CCO has reviewed the issue, the Firm will determine whether the information is material and non-public and, if so, what action the Firm should take; and
5)	Consult with the CCO before taking any action.

3.7.4	Contacts with Public and Privately Held Companies

Contacts with public companies represent an important part of the Firm’s research efforts. The Firm may make investment decisions on the basis of conclusions formed through such contacts and analysis of publicly-available information. Information received from company representatives during a conference call that is open to the investment community is public. The disclosure of this type of information is covered by SEC Regulation FD.

Employees should adhere to the following procedures to protect Reynders, McVeigh and themselves and reduce the likelihood of improper disclosures:

A. Parties Present

All contacts with publicly traded companies should be with, or made through, members of the Investment Committee or other senior management.

B. Disclosure

If in contact with a lower level employee of the company (i.e. not a C-suite executive or investor relations executive, who have received extensive training in non-public personal information), Employees should inform the person with whom they are speaking that:

i.	The Employee works for a Registered Investment Adviser that collects information and trades securities;

ii.	The Employee does not want any information that will restrict its ability to trade the securities of any company (not just the company with whom the Employee is speaking); and

iii.	The Employee is not agreeing to keep confidential any information that is being provided to the Employee (i.e., clarifying that the Employee is not agreeing to any explicit or implicit confidentiality obligation).

In the event that an Employee feels that they have received nonpublic information, or if any Employee has any questions or concerns relating to contact with a public or privately held company, the Employee must contact the Compliance Department.

C. Recordkeeping

Documentation of contact with companies and an overview of matters discussed pursuant to this policy will be retained for books and records. Compliance maintains an excel sheet titled Communications with Companies under F: Research. Employees must provide the date, company name, contact name and title, and matters discussed within this file after speaking to a company.

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D. Monitoring

The Firm maintains a centralized calendar of employee meetings with, among other things, representatives of publicly traded and/or privately held companies (“Firm Calendar”). This calendar is accessible through Microsoft Outlook. The Compliance Department will periodically review the Firm Calendar and attend a sampling of such meetings to help ensure that no material non-public information is discussed, and that if there is material non-public information discussed during a meeting that the relevant security is immediately placed on the Restricted List. Notwithstanding the foregoing, all employees are required to immediately notify the Compliance Department of any contact with material non-public information irrespective of where or when such contact occurs.

The Compliance Department will follow a risk-based approach in selecting meetings identified on the Firm Calendar to attend. Generally, meetings with new companies or meetings between new employees and a company will be selected over meetings that do not share such characteristics.

The Firm Calendar only maintains physical meetings that take place at the Firm’s main office or at a physical location chosen by the company. Other forms of contact, such as telephone communications, are recorded in the Communications with Companies file under F: Research.

3.7.5	Research Activities

Any person engaged in research activities who may become privy to insider information is restricted from acting upon such information and should bring such information to the direct attention of the CCO of the Firm.

Associated persons engaged in research activities should not discuss unreleased information, opinions, recommendations, or research analysis in progress with Employees engaged in trading or sales activities, other than the CCO, or any person within or outside the Firm who does not have a valid business need to know the information.

3.7.6	Tender Offers

Tender offers represent a particular concern in the law of insider trading for two reasons. First, tender offer activity often produces extreme volatility in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in possession of material, non-public information regarding a tender offer received from the tender offer, the target company or anyone acting on behalf of either. Employees of the Firm and others subject to the Compliance Manual should exercise particular caution any time they become aware of non-public information relating to a tender offer.

3.7.7	Safeguards to the Confidentiality of Insider Information

All associated persons should take the following steps to safeguard the confidentiality of inside information:

○	Do not discuss confidential information in public places such as elevators, hallways, restrooms or at social gatherings;

○	To the extent practicable, limit access to the Firm's offices where confidential information could be observed or overheard to Firm associated persons with a business need for being in the area;

○	Avoid using speakerphones in areas where unauthorized persons may over hear conversations;

○	Where appropriate, maintain the confidentiality of client identities by using code names or numbers for confidential projects;

○	Exercise care to avoid placing documents containing confidential information in areas where they may be read by unauthorized persons and store such documents in secure locations when they are not in use;

○	Destroy copies of confidential documents no longer needed for a project or not otherwise required to be maintained under federal securities laws; and

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○	The Firm shall maintain a file containing a list of all research reports, statistical sheets and other written materials issued within the previous 12-month period to clients of the Firm. Copies of such materials shall also be maintained in the files of the Firm.

The CCO has overall responsibility for developing and maintaining policies and procedures for handling inside and proprietary information and the CCO shall be responsible for the implementation of these policies and procedures.

3.8	Personal Securities Holdings and Transactions

The Firm requires Access Persons to report security account holdings and transactions to the CCO, and to adhere to specific trading limitations as described herein. In general, Employees must conduct all securities transactions in full compliance with the Code of Ethics and should not take any action in connection with securities transactions that could cause even the appearance of unfairness or impropriety relative to clients. Ambiguous situations should be promptly brought to the attention of the CCO and should be resolved in favor of Client interests.

3.8.1	Account Notification

Compliance ELF provides the CCO with the information needed to monitor the account holdings of employees. Access Persons shall be required to provide notification on Compliance ELF of all securities accounts “beneficially owned” directly or indirectly by the Access Person with any foreign or domestic brokerage firm, bank, investment adviser or other financial institution. Employees provide account notification on Compliance ELF through the New Brokerage Account Notification (Appendix H) form.

3.8.2	Preclearance Requirements for Personal Securities Transactions

The Firm does not permit Access Persons to trade in any securities account “beneficially owned” by them on the same day, same security, as a client. The Chief Operating Officer (“COO”) or his designee will notify employees, via email, of days when there will be no trades in client accounts (referred to as “No Client Trade Days”). Access Persons should restrict their trading in securities listed on the Firm’s Approved Securities List (“ASL”) to No Client Trade Days, but they must also receive preclearance approval via Compliance ELF for trades on those days.

Preclearance requests for trades in ASL stocks on days, other than No Client Trade Days, will be reviewed by the COO or his designee. Such requests will be the exception, and approval will only be granted if the trading department is certain that there will be no client trades in that particular ASL security on the requested date.

Trading in securities on the Restricted List (Section 3.5.6) will not be approved, under any circumstance.

The purchase or sale of “Covered Securities” must be precleared, with the exception of long transactions in the following: (All short transactions require preclearance approval.)

a)	Transactions in shares of exchange-traded funds (ETFs), with the exception of AdvisorShares Global Echo ETF (NYSE Arca: GIVE), which requires preapproval for all transactions;

b)	Transactions in currencies;

c)	Transactions in municipal securities;

d)	Transactions that occur by operation of law or under any other circumstance in which neither the Access Person nor any member of his or her Family/Household exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion;

e)	Transactions in Securities pursuant to an automatic investment plan (pursuant to SEC Rule 10b5-1), provided that such plan was approved by the Firm; and

f)	Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of stock.

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Once obtained, preclearance is valid only for the day for which it is granted. Compliance ELF permits Access Persons to request pre-clearance in advance of specific future trade dates, and the Firm encourages such advance requests for trade execution requests for “No Client Trade Days.”

No Access Person may place any “good until cancelled,” “limit” or “stop” order that do not expire on the day on which preclearance is granted.

The Compliance Department, CCO or COO’s designee may revoke a preclearance any time after it is granted, prior to trade execution. Further, they may deny or revoke preclearance for any reason.

The CCO or Deputy Chief Compliance Officer shall review the exception reports generated weekly by Compliance ELF to confirm that all trades for the previous week had obtained pre-clearance approval.

3.8.3	Specific Trading Limitations

The following trade limitations apply to all personal securities transactions:

a)	Allocation of Investment Opportunities.

Employees must offer investment opportunities to clients before personally acting on them, and employees must allow clients a reasonable time period to act on the opportunity before placing a personal securities transaction.

b)	Blackout Period.

When the Firm decides to add a company to the ASL, the company will be placed on the Restricted List for a period of 14 consecutive calendar days, including the day when the company is added. No Access Person shall complete a securities transaction in the company for an account beneficially-owned during this period.

c)	Information and Research.

No purchases or sales of securities should be made for an employee or employee-related account based on information learned from clients or derived from client accounts.

No purchase or sale of securities may be made for an employee or employee-related account if the employee knows or has reason to know that a security is the subject of un-disseminated Firm material research.

d)	Initial Public Offering or Limited Offering.

All Access Persons must obtain the CCO’s written approval before investing in an initial public offering (“IPO”), private placement or limited offering by submitting a pre-clearance request on Compliance ELF.

3.8.4	Completeness of Trade Reporting provided to Compliance ELF

At the end of each quarter, employees will receive a reminder email from Compliance ELF to review the trades that Compliance ELF has received from the accounts they have registered. They will be asked to complete the following attestation, as to the completeness of the trade information known to Compliance ELF:

I hereby certify that this report contains all of the transactions in all reportable Securities made in bank or brokerage accounts in my name, my spouse’s or in the name of any Immediate Family (as defined in the Compliance Manual), and in all other accounts over which I do or could be presumed to exercise investment decision-making powers, or other influence or control, including, trust accounts, partnership accounts, corporate accounts or other joint ownership or pooling arrangements. I certify that all information contained in this is true and correct as of the end of the quarter.

Upon submission of the attestation, the CCO and others designated as reviewers for the Firm will be notified via email that the employee’s quarterly transactions have been submitted for review.

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3.8.5	Approved Securities List and Focus List

The Firm maintains an Approved Securities List (“ASL”), which is a list of securities that the Firm is allowed to recommend to clients. The ASL shall be made available to all advisory representatives of the Firm on a weekly basis. No advisory representative shall recommend any securities for purchase to a client, which has not been placed on the ASL by the Firm.

The Firm maintains a Focus List in addition to the ASL. The Focus List is a subset of the ASL and represents the equity securities most prominently recommended in clients’ accounts.

3.8.6	Restricted Lists

The Firm’s Restricted List is a confidential list of companies subject to trading restrictions to protect the Firm and its employees from potential violations, or the appearance of violations, of securities laws. When a company is placed on the Restricted List, all employees are prohibited from personal trading in securities of those companies. While the Firm may place a company on the Restricted List for a variety of reasons, the most common reasons are as follows:

a)	When the CCO determines that an associated person of the Firm is in possession of material non-public information with respect to a company (regardless of whether it is currently owned by any client, but particularly if the Firm is analyzing or recommending securities for client transactions) such company will be placed on the Restricted List. If the CCO determines that material non-public information is in the possession of an associated person and cannot be adequately isolated, the company will be placed on the Restricted List. Such action may be taken for the purpose of avoiding any appearance of the misuse of material nonpublic information. This restriction applies to both employee personal and client trades.

b)	When the Firm adds a security to the ASL, the company will be placed on the Restricted List for a period of 14 days, which shall include the date the company is added. This restriction applies solely to employees’ personal trades only. The Firm may trade in securities of the company for client accounts.

c)	When the Firm is researching a company that is not on the ASL, the Compliance Department will add the company to the Restricted List until the Firm has determined whether or not to add the company to the ASL. This restriction only applies to companies that the Firm has not researched within the past year, such as companies whose research cultivates a “snapshot” report or companies whose last report was published over a year ago. This restriction applies to both employee personal and client trades.

The CCO will be responsible for determining when and whether to remove a particular company from the Restricted List. The Restricted List is highly confidential and should not, under any circumstances, be discussed with or disseminated to anyone outside of the Firm nor discussed with anyone other than the Compliance Department.

3.8.7	Watch Lists

The Firm’s Watch List is a confidential list of companies that do not carry trading restrictions, but whose trading is subject to close scrutiny by the Compliance Department. Dissemination of the Watch List is limited to compliance personnel, senior management and the head of research when deemed necessary. The Firm may place a company on the Watch List when it has, but can adequately isolate, or is likely to have material, non-public information about a company as a result of an employee personal or client relationship. Compliance monitors employee and client trading for patterns that may suggest that sensitive information has been communicated or used improperly.

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3.8.8	Brokerage Restrictions

The Firm may require that Employees trade for employee accounts only through certain broker-dealers or may place limitations on the number of brokerage accounts permitted. The Firm would initiate and notify employees of these requirements if they become necessary. Under no circumstance may an Access Person maintain an account at a brokerage firm that is not accessible to Compliance Elf.

3.8.9	Recordkeeping

The Firm maintains the following records for a period of five years, or as otherwise noted below, pursuant to Advisers Act Rules 204-2(a) (13):

1)	A record of all holdings and quarterly transaction reports made by Access Persons, including any account statements or trade confirmations provided in lieu of transaction reports;

2)	A record of the names of persons who are currently, or within the past five years were, Access Persons; and

3)	A record of any decisions, and the reason for supporting the decision, to approve an Access Person’s participation in an IPO or limited offering for a period of five years from the end of the fiscal year in which the approval is granted.

3.8.10	Personal Trading Policy Violations and Sanctions

Upon the discovery or confirmation of a violation of this policy, the CCO may impose any sanctions as deemed appropriate, including disgorgement of profits, reversal of the trade or suspension of trading privileges.

3.9	Enforcement and Disciplinary Matters

3.9.1	Disciplinary Questionnaire

To ensure that Reynders, McVeigh can monitor Employees in a manner that will allow it to fulfill its fiduciary responsibilities to its clients and be in a position to properly complete regulatory filings, Employees must complete the Disciplinary Questionnaire (Appendix H) on Compliance ELF following their initial hire date and annually thereafter. Employees must promptly notify the CCO in the event any of their responses to the Disciplinary Questionnaire change during the course of the year.

Supervised Persons should note that the Firm is required under the Advisers Act to disclose in Part 2 of Form ADV material information regarding certain financial and disciplinary matters. To the extent that a Supervised Person is subject to a legal or disciplinary proceeding, the Supervised Person should bring it to the immediate attention of the CCO. The CCO will be responsible for ensuring compliance with Rule 206(4)-3 and the corresponding requirements of Part 2 of Form ADV. Any matter that may be require disclosure (as determined by the CCO) may first be reviewed by external legal counsel and/or compliance consultants.

3.9.2	Reporting Violations

It is the Firm’s policy that Employees should report any suspicious activity to the CCO. For the avoidance of doubt, nothing in the Manual shall prohibit an Employee from communicating with a government agency, regulator or legal authority concerning any possible violations of federal or state law or regulation. Employees, however, are not authorized to share communications covered and protected from disclosure by the attorney-client privilege of the firm or its related persons.

3.9.3	Reportable Events

All Employees are required to notify the CCO immediately in the event of any “reportable events.” A reportable event occurs when an Employee:

○	Violates any provision of any securities law or regulation or any agreement with or rule or standard of any government agency, self-regulatory organization or business or professional organization or has engaged in conduct which is inconsistent with just and equitable principles of trade or detrimental to the interests or welfare of the exchanges;

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○	Is the subject of any written customer complaint involving allegations of theft or misappropriation of funds or securities or forgery;

○	Is named as a defendant or respondent in any proceeding brought by a regulatory or self-regulatory body;

○	Is denied registration, expelled, enjoined, directed to cease and desist, suspended or otherwise disciplined by any securities, insurance or commodities industry regulatory or self-regulatory organization; is denied membership or continued membership in any self-regulatory organization; or is barred from becoming associated with any member or member organization of any self-regulatory organization;

○	Is arrested, arraigned, indicted or convicted of or pleads guilty to or pleads no contest to any criminal offense (other than minor traffic violations);

○	Is a director, controlling stockholder, partner, officer or sole proprietor or an associated person with a broker, dealer or insurance Firm which was suspended, expelled or had its registration denied or revoked by any agency, jurisdiction or organization or is associated in such a capacity with a bank, trust Firm or other financial institution which was convicted of or pleaded no contest to any felony or misdemeanor;

○	Is a defendant or respondent in any securities or commodities-related civil litigation or arbitration which has been disposed of by judgment, award or settlement for an amount exceeding $15,000;

○	Is or becomes associated in any business or financial activity with any person who is subject to a “statutory disqualification” as that term is defined in the Securities Exchange Act of 1934; and

○	Is the subject of any claim for damages by a customer, broker or dealer which is settled for an amount exceeding $15,000.

Although any one of these events may not result in dismissal, disciplinary action up to and including termination may result if an Employee does not properly notify the CCO immediately following the incident. Where required, the Firm will be responsible for notifying the appropriate authorities of the occurrence of such event by an Employee.

3.9.4	Sanctions for Violations

If the CCO determines that an Employees has violated the Code of Ethics, the CCO may impose sanctions upon the offending Employee. Such sanctions will be as the CCO deems appropriate in view of the facts and circumstances. The CCO will prepare a record of the violation and any sanctions that have been imposed.

Sanctions include, but are not limited to: (i) written warning; (ii) suspension or termination or employment; and (iii) a letter of censure and/or restitution of an amount equal to the difference between the price paid or received by the offending Employee. In addition, the Firm reserves the right to require the offending Employee to reverse, cancel or freeze, at the Employee’s expense, any transaction or position in a specific security if the Firm believes the transaction or position violates the Code of Ethics or the Firm’s fiduciary duty to its Clients, or otherwise appears improper.

3.9.5	Involvement in Litigation

Any lawsuits against Reynders, McVeigh should be immediately brought to the attention of the CCO upon receipt of service or other notification of the pending action. An Employee must advise the CCO immediately if he or she becomes involved in or threatened with litigation or an administrative investigation or proceeding of any kind, is subject to any judgment, order or arrest, or is contacted by any regulatory authority.

Notice also should be given to the CCO upon receipt of a subpoena for information relating to any matter in litigation, or receipt of a garnishment lien or judgment against the Firm or any of its clients or Employees. The Firm’s legal counsel will determine the appropriate response in consultation with the CCO.

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3.9.6	Regulatory Communications

All regulatory inquiries, notices of examination or inspection, and requests for information, from any governmental agency or self-regulatory organization concerning the Firm or the associated person, whether written or oral should be sent to the attention of the CCO, for response. Further, all responses and other correspondence will be handled by the CCO, or her designee, or legal counsel for the Firm, and the representative will make no statements on behalf of the Firm, to any person in a regulatory agency, unless specifically authorized to do so by the Firm. The intention behind this policy is to ensure that the Firm responds in a consistent and uniform basis to all regulatory inquiries.

As a general note, regulatory inquiries may be received by mail, telephone, facsimile or personal visit. In the case of a personal visit, demand may be made by a regulator for the immediate production or inspection of documents. While any telephone or personal inquiry should be handled in a courteous manner, the caller or visitor should be informed that a response requires the approval of the CCO. In the case of a personal visit, the visitor should be asked to wait briefly in a conference room. In the case of a telephone inquiry, the caller should be informed that his or her call will be promptly returned.

Under no circumstances should any documents, materials or information be released without prior approval of the CCO and if necessary, legal counsel. In addition, Employees should not have substantive discussions with any regulatory personnel without prior consultation with the CCO. This policy is standard industry practice and should not evoke adverse reaction from any experienced regulatory personnel.

3.10	Administration

3.10.1	New Employees

In general, new Employees shall be trained according to the duties assigned to their position by a person in the Firm with the experience to properly provide background and training. The CCO is responsible for ensuring that newly associated persons are properly trained in all compliance matters.

3.10.2	Employee Handbook

Employees should refer to the Reynders, McVeigh Capital Management LLC Employee Handbook for information on human resource related matters, including the Firm’s policies surrounding new hires, employee benefits, and personal performance evaluations.

3.10.3	Registration Criteria

Advisory Representatives are required to have passed the appropriate investment advisor exams or qualify for an exemption from such exams. The Advisory Representative will either hold the Series 65 or a professional designation (Certified Financial Planner, Chartered Financial Consultant, Chartered Financial Analyst, Personal Financial Specialist, or Chartered Investment Counselor).

3.10.4	Management Responsibility

The CCO is responsible for the administration of the Code of Ethics, has general compliance responsibility for the Firm and may offer guidance on securities laws and acceptable practices, as the same may change from time to time. If there is any doubt as to the propriety of any activity or to whether a Federal securities law or State securities law applies, Employees should consult with the CCO. The CCO may rely upon the advice of outside legal counsel and/or compliance consultants in administering the Code of Ethics.

In each case where the Code of Ethics of Ethics assigns a responsibility to the CCO, the CCO may, in her discretion, designate one or more persons to assist the CCO with, or to be responsible for, such responsibility (subject to and under the direction of the CCO).

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3.10.5	Waiver of Code Provisions

The CCO, in her sole discretion, may grant a waiver of any provision of the Code of Ethics. The basis upon which any waiver is granted by the CCO will be documented in a written memorandum which shall be maintained by the CCO in accordance with the Reynders, McVeigh books and recordkeeping policies.

Additionally, persons associated with the Firm that would otherwise fall within the definition of Access Person due to such person’s status with the Firm may be deemed by the CCO to not be an Access Person for certain selected provisions of the Code of Ethics. The basis upon which any such person is deemed not to be an Access Person by the CCO will be documented in a written memorandum which shall be maintained by the CCO in accordance with the Firm’s books and recordkeeping policies.

3.10.6	Recordkeeping

Reynders, McVeigh will maintain records (which will be available for examination by SEC staff) in accordance with the Firm’s policy regarding recordkeeping, and specifically will maintain:

1.	A copy of the Code of Ethics and any other preceding Code of Ethics that, at any time within the past 5 years, has been in effect in an easily accessible place;

2.	A record of any Code of Ethics violation and of any sanctions imposed for a period of not less than 5 years following the end of the fiscal year in which the violation occurred, the first 2 years in an easily accessible place;

3.	A record of all written acknowledgments for each Employee who is currently, or within the past 5 years was, a supervised person of the Firm in an easily accessible place;

4.	A copy of each report made by an Employee under the Code of Ethics for a period of not less than 5 years from the end of the fiscal year in which it is made, the first 2 years in an easily accessible place;

5.	A record of all persons who are, or within the past 5 years have been, required to submit reports under the Code of Ethics, for a period of at least 5 years after the end of the fiscal year in which the report was submitted, the first 2 years in an easily accessible place; and

6.	A record of any decision to approve the acquisition by an Employee of a covered security acquired in an IPO or Limited Offering, for a period of at least 5 years after the end of the fiscal year in which the approval is granted, the first 2 years in an easily accessible place.

3.10.7	Disclosure of the Code of Business Conduct and Ethics

Reynders, McVeigh describes the Code of Ethics in the Form ADV Part 2A Brochure and, upon written request, furnishes investors with a copy of the Code of Ethics.